ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

Renee Laws
T +1 617 235 4975
renee.laws@ropesgray.com

May 19, 2021

VIA EDGAR

Ms. Ashley Vroman-Lee, Esq.

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	AMG Funds I (Registration Nos. 033-44909 and 811-06520)

AMG Funds III (Registration Nos. 002-84012 and 811-03752)

AMG Funds IV (Registration Nos. 033-68666 and 811-08004)

Dear Ms. Vroman-Lee:

I am writing on behalf of AMG Funds I, AMG Funds III and AMG Funds IV (each a “Trust” and collectively the “Trusts”) to respond to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (“SEC”) to:

(i)

Post-Effective Amendment No. 113 under the Securities Act of 1933, as amended (the “1933 Act”), to AMG Funds I’s Registration Statement on Form N-1A filed on March 22, 2021, relating to AMG Boston Common Global Impact Fund (formerly AMG Managers Brandywine Fund), AMG River Road Large Cap Value Select Fund (formerly AMG FQ Long-Short Equity Fund), AMG Veritas China Fund (formerly AMG Managers Emerging Opportunities Fund), AMG Veritas Global Focus Fund (formerly AMG FQ Tax-Managed U.S. Equity Fund), and AMG Veritas Global Real Return Fund (formerly AMG Managers Brandywine Blue Fund);

(ii)

Post-Effective Amendment No. 135 under the 1933 Act to AMG Funds III’s Registration Statement on Form N-1A filed on March 22, 2021, relating to AMG Veritas Asia Pacific Fund (formerly AMG Managers Special Equity Fund) and AMG GW&K ESG Bond Fund (formerly AMG Managers Loomis Sayles Bond Fund); and

(iii)

Post-Effective Amendment No. 193 under the 1933 Act to AMG Funds IV’s Registration Statement on Form N-1A filed on March 22, 2021, relating to AMG Beutel Goodman Core Plus Bond Fund (formerly AMG Managers DoubleLine Core Plus Bond Fund), AMG Beutel Goodman International Equity Fund (formerly AMG

Managers Pictet International Fund), AMG GW&K Small/Mid Cap Growth Fund (formerly AMG GW&K Small Cap Fund II, which was formerly AMG Managers LMCG Small Cap Growth Fund), AMG Montrusco Bolton Large Cap Growth Fund (formerly AMG Managers Montag & Caldwell Growth Fund), and AMG River Road Mid Cap Value Fund (formerly AMG Managers Fairpointe Mid Cap Fund).

Each fund noted above is referred to herein as a “Fund” and collectively, the “Funds.” The Trusts appreciate this opportunity to respond to the Staff’s comments. The Staff’s comments and the Trusts’ responses are set forth below. Certain defined terms used herein have the meaning set forth in each Fund’s prospectus (the “Prospectus”).

AMG Funds IV Comments

1. Comment: Please apply any applicable comments provided for AMG Funds IV to AMG Funds I and AMG Funds III.

Response: The Trusts acknowledge the comment.

AMG Beutel Goodman Core Plus Bond Fund Prospectus Comments

2. Comment: The Staff notes that disclosure in the section of the Prospectus titled “Summary of the Funds – AMG Beutel Goodman Core Plus Bond Fund – Expense Example” provides that “[t]he Example includes the Fund’s contractual expense limitation through March 1, 2023.” Please clarify that the expense limitation would only impact first year numbers.

Response: The Trust respectfully submits that its existing disclosure accurately reflects the impact of the Fund’s contractual expense limitation on the Expense Example and is consistent with the requirements of Form N-1A. The Trust notes that Instruction 4 to Item 3 of Form N-1A provides that an adjustment to the Example to reflect an expense reimbursement or fee waiver arrangement may be reflected “only in the period(s) for which the expense reimbursement or fee waiver arrangement is expected to continue.” Because the Fund’s contractual expense limitation will continue through at least March 1, 2023 (as disclosed in the Prospectus), the Example reflects the impact of the Fund’s contractual expense limitation through that date, as permitted by the Form.

3. Comment: The Staff notes the Fund is a fixed income fund. Will the Fund be investing in collateralized debt obligations, collateralized loan obligations or collateralized mortgage obligations? If so, please add principal investment strategies disclosure and add appropriate risk disclosure.

Response: The Trust confirms that, although the Fund may invest in collateralized debt obligations, collateralized loan obligations or collateralized mortgage obligations, it does not currently intend to do so as a principal investment strategy. The Trust notes that it has enhanced its disclosure regarding these instruments in the Statement of Additional Information (the “SAI”).

4. Comment: Will the Fund invest greater than 15% in junk, non-agency mortgage-backed securities, asset-backed securities, collateralized debt obligations, collateralized loan obligations,

collateralized mortgage obligations or bank loans? If so, the Staff notes that it may have additional comments.

Response: The Fund does not currently intend to invest greater than 15% in junk, non-agency mortgage-backed securities, asset-backed securities, collateralized debt obligations, collateralized loan obligations, collateralized mortgage obligations or bank loans.

5. Comment: The Staff notes that the Fund is an ESG integration fund. The Fund should clearly explain its definition of ESG and specific ESG areas of focus. The Fund should also make clear (i) whether its ESG criteria are applied to every investment it makes or only some of its investments, and (ii) whether ESG is the exclusive factor considered or one of several factors. If ESG is one of several factors, the disclosure should state, if accurate, that an investment could be made in a company that scores poorly on ESG if it scores strongly on other non-ESG factors.

Response: The Trust notes that the Fund’s principal investment strategies disclosure indicates that the Subadviser’s ESG analysis applies to corporate bond positions and is one element of its investment process. In addition, in response to the Staff’s comment, the Trust confirms that it will revise the Fund’s principal investment strategies disclosure as follows:

The Subadviser integrates the analysis of ESG factors as part of the fundamental credit research process used to identify potential corporate bond positions for the Fund. Environmental factors include, but are not limited to, greenhouse gas intensity, reclamation, power generation, carbon offsets and land usage. Governance factors include, but are not limited to, executive compensation, structural complexity, board independence, board compensation and bondholder rights. Social factors include, but are not limited to, diversity, health and safety, human rights, indigenous nations, engagement and community outreach. Consideration of ESG factors is one element of the Subadviser’s investment process. The Subadviser views ESG issues not only as potential sources of risk, but also as opportunities for improvement. ESG-related risk exposure will not therefore preclude an investment, although the Subadviser does not generally expect to make investments where ESG factors make it difficult to accurately assess the value of a business. Beutel Goodman prepares and maintains credit reports for the Fund’s investments and the ESG analysis included in each corporate credit report includes: an overall ESG risk assessment; granular ESG metrics; ESG score peer group benchmarking (using third party data providers such as Sustainalytics and MSCI); listing of ESG strengths and weakness; ESG-related engagement themes; and an ESG scorecard by individual topic. In performing ESG analysis, the Subadviser obtains information from company financial statements and other reports, interviews with company management, investment dealer reports, and data from other third parties. From time to time, the Subadviser may also engage with management regarding ESG matters relevant to the company.

6. Comment: The Staff notes that the Fund states that it will invest in bank loans. Please disclose in the Prospectus that it may take longer than seven days for transactions in leveraged loans to settle, which means it could take the Fund significant time to get its money after selling its investments. Please also address how the Fund intends to meet short-term liquidity needs given the length of time that may arise for this settlement period.

Response: The Trust confirms that, while the Fund may invest in bank loans, it does not currently intend to do so as a principal investment strategy. The Trust further confirms that it will remove the reference to bank loans from the Fund’s principal investment strategies disclosure. Therefore, the Trust does not believe that adding principal investment disclosure regarding leveraged loans is necessary or appropriate.

7. Comment: The Staff notes that the Fund discloses twenty-six principal risks. Please limit the disclosure to principal risks. The Staff acknowledges that the risks currently disclosed may all be principal.

Response: The Trust confirms that it believes all the risks disclosed in the section of the Prospectus titled “Summary of the Funds – AMG Beutel Goodman Core Plus Bond Fund – Principal Risks” are principal risks of the Fund.

8. Comment: The Staff notes that the first sentence of the third paragraph in the section of the Prospectus titled “Summary of the Funds – AMG Beutel Goodman Core Plus Bond Fund – Principal Investment Strategies” states that “[t]he Fund intends to investment primarily in bonds with a rating of B or higher by any NRSRO at the time of purchase.” The Staff notes that the word “investment” should be “invest.”

Response: The Trust confirms that it will make the noted change.

9. Comment: The Staff notes that the Fund’s principal investment strategies disclosure states that “[w]hile the Fund may purchase fixed income securities of any duration, the Fund currently intends to primarily invest in fixed income securities so that the overall duration of the Fund’s portfolio will remain +/- 2 years of the duration of the Fund’s benchmark (the Bloomberg Barclays U.S. Aggregate Bond Index), which was 6.09 years as of January 31, 2021.” Please provide an example in the Fund’s Interest Rate Risk disclosure based on a duration of eight years.

Response: The Trust confirms that it will revise the Fund’s Interest Rate Risk disclosure as follows:

For example, if interest rates rise by one percentage point, the share price of a fund with an average duration of one year would be expected to fall approximately 1% and a fund with an average duration of ~~five~~ eight years would be expected to decline by about ~~5%~~ 8%. If rates decrease by one percentage point, the share price of a fund with an average duration of one year would be expected to rise approximately 1% and the share price of a fund with an average duration of ~~five~~ eight years would be expected to rise by about ~~5%~~ 8%.

10. Comment: The Staff notes that the Fund’s principal investment strategies disclosure references fixed income securities while the Fund’s principal risk disclosure references debt securities. Please consider reconciling so that an investor is on notice as to whether the terms are used interchangeably or mean different things.

Response: The Trust confirms that it will revise the Fund’s principal investment strategies disclosure as follows in order to clarify that the terms are used interchangeably:

Under normal circumstances, the Fund invests at least 80% of its assets in fixed income securities. Fixed income securities (also referred to as debt securities) include, but are not limited to, securities issued or guaranteed by the U.S. government or its agencies….

11. Comment: The Staff notes that Emerging Markets Risk is included as a principal risk of the Fund. Please include in the Fund’s principal investment strategies disclosure that the Fund will invest in emerging markets.

Response: The Trust respectfully submits that the Fund’s principal investment strategies disclosure provides that the fixed income securities in which the Fund may invest include, among other things, “foreign and domestic corporate bonds; fixed income securities issued by corporations, governments, government agencies, authorities or instrumentalities and supra-national organizations in foreign countries including emerging markets” (emphasis added).

12. Comment: Please comply with Items 5 and 10 of Form N-1A to disclose which portfolio managers are jointly and primarily responsible for the day-to-day management of the Fund.

Response: The Trust respectfully submits that the section titled “Additional Information About the Funds – Fund Management – Portfolio Management” discloses that the portfolio managers identified therein are jointly and primarily responsible for the day-to-day management of the Fund.

AMG Beutel Goodman International Equity Fund Prospectus Comments

13. Comment: Please apply any applicable comments provided for AMG Beutel Goodman Core Plus Bond Fund to AMG Beutel Goodman International Equity Fund.

Response: The Trust confirms that it has applied any applicable comments.

14. Comment: The Staff notes the Fund’s principal investment strategies disclosure provides that “Beutel Goodman performs an in-depth research process to identify what it believes are high quality companies that generate sustainable free cash flow and earn in excess of their cost of capital over an economic cycle.” Please elaborate on what Beutel Goodman means by “high quality companies” and revise the sentence in accordance with plain English principles.

Response: The Trust confirms that it will revise the Fund’s principal investment strategies disclosure as follows:

Beutel, Goodman & Company Ltd., the subadviser to the Fund (“Beutel Goodman” or the “Subadviser”), uses a value-based investment process and fundamental, bottom-up research in selecting investments for the Fund. The Fund seeks to invest in companies at discounts to their intrinsic value, which is defined as the present value of sustainable free cash flow (cash that is available to a company after paying out the money needed to maintain or expand its operations). Beutel Goodman seeks companies whose management, in Beutel Goodman’s view, has consistently demonstrated a commitment to create shareholder value through the sustainable generation of free cash flow without undue financial leverage. ~~Beutel Goodman performs an in-depth research process to identify what it believes are high quality companies that generate sustainable free cash flow and earn in excess of their cost of capital over an economic cycle.~~ Beutel Goodman also analyzes company management’s track record of capital investments and track record of returning cash to shareholders. The Subadviser leverages deep investment experience to identify companies that exhibit strong free cash flow, a competitive industry position, and a healthy balance sheet. ~~In selecting investments for the Fund, the Subadviser performs valuation analysis, and seeks to purchase companies at a significant discount to their intrinsic value.~~

15. Comment: The Staff notes that Value Stock Risk is included as a principal risk of the Fund. If not already included, please include in the Fund’s principal investment strategies disclosure that the Fund will invest in value stocks.

Response: The Trust notes that it will revise the Fund’s principal investment strategies disclosure to include reference to value investing, as shown in the response to Comment 14 above.

AMG GW&K Small/Mid Cap Growth Fund Prospectus Comments

16. Comment: The Staff notes that the Fund’s portfolio turnover rate during the most recently completed fiscal year exceeded 100%. Does the Fund plan to actively turn over its portfolio? If yes, please include that in the Fund’s principal investment strategies disclosure.

Response: The Trust respectfully submits that the Fund is actively managed and, as disclosed in the section of the Prospectus titled “Additional Information About the Funds – Other Important Information About the Funds and Their Investment Strategies and Risks – Portfolio Turnover,” may sell any security when it believes the sale is consistent with the Fund’s investment strategies and in the Fund’s best interest to do so, which may result in active and frequent trading of portfolio securities. The Trust also notes that the stated portfolio turnover rate is for the last fiscal year, which relates to the investment strategy of the Fund’s previous subadviser. The Trust confirms that the Fund does not consider active portfolio turnover to be a part of its principal investment strategy.

17. Comment: The Staff notes that Growth Stock Risk is included as a principal risk of the Fund. Please include in the Fund’s principal investment strategies disclosure that growth investing is a strategy of the Fund.

Response: The Trust respectfully submits that the Fund’s principal investment strategies disclosure sufficiently discloses growth investing as a strategy of the Fund. In particular, it provides that “[t]hrough its fundamental research and proprietary screening, GW&K Investment Management, LLC, the subadviser to the Fund (“GW&K” or the “Subadviser”), seeks to identify quality companies with growth oriented characteristics.” The Fund’s principal investment strategies disclosure further provides that “[t]he Subadviser seeks to focus on quality small- and mid-capitalization companies with sound management and long-term sustainable growth” and lists the key attributes that GW&K looks for in selecting companies for the Fund.

AMG Montrusco Bolton Large Cap Growth Fund Prospectus Comments

18. Comment: The Staff notes that Montrusco Bolton integrates ESG factors. Please disclose if ESG factors will be applied to all investments. Please clarify whether the Fund applies its own independent analysis of issuers or uses third-party screens or data providers. The Staff notes that it may have additional comments.

Response: The Trust respectfully submits that the Fund’s principal investment strategies disclosure indicates that Montrusco Bolton applies its ESG analysis to each potential investment and that Montrusco Bolton has developed its own set of ESG risk factors using both proprietary analysis and analysis from third parties. The relevant disclosure is as follows: “With respect to each potential investment, Montrusco Bolton scores the issuer’s sustainability by evaluating a set of ESG risk factors developed by Montrusco Bolton using independent analysis from third parties such as Sustainalytics as well as Montrusco Bolton’s own internal analysis.”

19. Comment: Please consider expanding ESG Investing Risk. For example, explain that the Fund may forgo some market opportunities as compared to funds that do not use ESG criteria and disclose that ESG considerations could be linked to long-term rather than short-term returns.

Response: The Trust confirms that it will revise “ESG Investing Risk” under “Additional Information about the Funds – Summary of the Funds’ Principal Risks” as follows:

ESG INVESTING RISK

The Subadviser incorporates ESG criteria into its investment process, which may be viewed as providing opportunities for long-term rather than short-term returns, and may result in the selection or exclusion of securities of certain issuers for reasons other than financial performance.~~, and~~ As a result, the Fund may forego opportunities to buy certain securities when it might be otherwise advantageous to do so, or sell certain securities when it might be otherwise disadvantageous to do so. ESG investing also carries the risk that a Fund’s investment returns may underperform funds that do not utilize an ESG investment strategy. The application of this strategy may affect a Fund’s investment exposure to certain companies, sectors, regions, countries or types of investments, which could negatively impact a Fund’s performance depending on whether such investments are in or out of favor. Applying ESG criteria to investment decisions is qualitative and subjective by nature, and there is no guarantee that the criteria utilized by the Subadviser or any judgment exercised by the Subadviser will reflect the beliefs or values of any particular investor. In evaluating a company, the Subadviser is dependent upon information and data obtained through voluntary or third-party reporting that may be incomplete, inaccurate or unavailable, which could cause the Subadviser to incorrectly assess a company’s ESG practices. ~~Socially responsible norms~~ ESG standards differ by region and industry, and a company’s ESG practices or the Subadviser’s assessment of a company’s ESG practices may change over time. A Fund will vote proxies in a manner that is consistent with its ESG criteria, which may not always be consistent with maximizing short-term performance of the issuer.

20. Comment: Please disclose how the Fund will approach relevant ESG proxy issues for its companies or explain why the Fund does not believe that is required.

Response: The Trust respectfully submits that the section of the Prospectus titled “Additional Information About the Funds – Summary of the Funds’ Principal Risks – ESG Investing Risk” provides that the “Fund will vote proxies in a manner that is consistent with its ESG criteria, which may not always be consistent with maximizing short-term performance of the issuer.” The Trust further notes that the Fund votes proxies consistent with the Trust’s proxy voting policy, which delegates voting responsibility to the Fund’s subadviser, Montrusco Bolton, subject to the oversight of the Investment Manager and the Board of Trustees of the Trust. Montrusco Bolton’s proxy voting policies are included in Appendix E to the Fund’s SAI.

AMG River Road Mid Cap Value Fund Prospectus Comments

21. Comment: Will the Fund invest in contingent convertible securities? If yes, please include, as applicable, in the Fund’s principal risk disclosure.

Response: The Trust confirms that while the Fund may invest in contingent convertible securities, it does not currently intend to do so as a principal investment strategy.

Statement of Additional Information Comments

22. Comment: The Staff notes that special purpose acquisition companies (“SPACs”) are included in the SAI as a permissible investment of the Funds. If SPACs are a principal investment strategy of a Fund, please include in the Prospectus and include any relevant risks.

Response: The Trust confirms that while the Funds may invest in SPACs, they do not currently intend to do so as a principal investment strategy.

AMG Funds III

AMG GW&K ESG Bond Fund Prospectus Comments

23. Comment: The Staff notes that the Fund invests in exchange-traded funds. Please include an Acquired Fund Fees and Expenses line item in the Fund’s Annual Fund Operating Expenses table, if applicable.

Response: The Trust confirms that the Fund’s Annual Fund Operating Expenses table has been prepared in accordance with the requirements of Form N-1A.

24. Comment: The Staff notes that the term ESG refers to a type of investment and is subject to an 80% policy pursuant to Rule 35d-1 under the Investment Company Act of 1940, as amended (the “1940 Act”). Currently, the Fund’s 80% policy only applies to bonds. The Staff notes it should also include ESG as ESG is in the Fund’s name.

Response: The Trust believes that the term “ESG” as used in the Fund’s name suggests an investment strategy rather than a type of security and therefore the Fund is not required to adopt a Rule 35d-1 policy with respect to the term “ESG.” The Trust believes that this view is consistent with the adopting release for Rule 35d-1 and the “Staff’s Frequently Asked Questions about Rule 35d-1.” For example, in the “Staff’s Frequently Asked Questions about Rule 35d-1,” the Staff opined that “Rule 35d-1 would not apply to the use of the term ‘income’ where that term suggests an investment objective or strategy rather than a type of investment [emphasis added]. …Likewise, the term ‘equity income’ suggests that a fund focuses its investments in equities and has an investment objective or strategy of achieving current income.” The same is true for the Fund as it relates to the term “ESG.” Under normal conditions, the Fund will invest at least 80% of its net assets, plus the amount of any borrowings for investment purposes, in bonds. In selecting such bonds, the subadviser employs an ESG strategy whereby the subadviser gives special consideration to ESG criteria and employs a pragmatic approach in applying ESG factors into its investment analysis processes. Accordingly, the Trust respectfully declines to adopt a Rule 35d-1 policy for the Fund with respect to the term “ESG.”

25. Comment: The Staff notes that the disclosure in the section of the Prospectus titled “Summary of the Funds – AMG GW&K ESG Bond Fund – Principal Investment Strategies” states that “[w]hile the Fund may purchase debt securities of any duration, the Fund currently intends to primarily invest in debt securities so that the overall duration of the Fund’s portfolio will remain +/- 20% of the duration of its benchmark, the Bloomberg Barclays U.S. Aggregate Bond Index.” Please provide an example in the Fund’s Interest Rate Risk disclosure based on a duration of 20% of the Fund’s benchmark.

Response: The Trust confirms that it will revise the Fund’s Interest Rate Disclosure as follows:

For example, if interest rates rise by one percentage point, the share price of a fund with an average duration of one year would be expected to fall approximately 1% and a fund with an average duration of ~~five~~ eight years would be expected to decline by about ~~5%~~ 8%. If rates decrease by one percentage point, the share price of a fund with an average duration of one year would be expected to rise approximately 1% and the share price of a fund with an average duration of ~~five~~ eight years would be expected to rise by about ~~5%~~ 8%.

26. Comment: Please apply any ESG-related comments provided above that are relevant to the Fund’s strategy.

Response: The Trust confirms that it will revise the Fund’s principal investment strategies disclosure as follows:

In selecting debt securities issued by public and private companies, including corporate bonds and preferred securities, state and local governments issuing taxable municipal securities, and governments, government agencies, authorities or instrumentalities and supra-national organizations in foreign countries, GW&K applies its ESG factor analysis as one element of the investment process.

The Trust further confirms that it will revise “ESG Investing Risk” under “Additional Information about the Funds – Summary of the Funds’ Principal Risks” as shown below. The Trust believes that the Fund’s disclosure is otherwise responsive to the Staff’s ESG-related comments.

ESG INVESTING RISK

Applying the Fund’s ESG investment criteria~~, which~~ may be viewed as providing opportunities for long-term rather than short-term returns, and may result in the selection or exclusion of securities of certain issuers for reasons other than financial performance.~~,~~ As a result, the Fund may forego opportunities to buy certain securities when it might be otherwise advantageous to do so, or sell certain securities when it might be otherwise disadvantageous to do so. ESG Investing also carries the risk that the Fund’s investment returns may underperform funds that do not utilize an ESG investment strategy. The application of this strategy may affect the Fund’s investment exposure to certain companies, sectors, regions, countries or types of investments, which could negatively impact the Fund’s performance depending on whether such investments are in or out of favor. Applying ESG criteria to investment decisions is qualitative and subjective by nature, and there is no guarantee that the criteria utilized by the Subadviser or any judgment exercised by the Subadviser will reflect the beliefs or values of any particular investor. In evaluating a company, the Subadviser is dependent upon information and data obtained through voluntary or third-party reporting that may be incomplete, inaccurate or unavailable, which could cause the Subadviser to incorrectly assess a company’s ESG practices. ~~Socially responsible norms~~ ESG standards differ by region and industry, and a company’s ESG practices or the Subadviser’s assessment of a company’s ESG practices may change over time. The Fund will vote proxies in a manner that is consistent with its ESG criteria, which may not always be consistent with maximizing short-term performance of the issuer.

27. Comment: The Staff notes the reference in the Fund’s ESG Investing Risk to “socially responsible norms” and that such term does not correlate to the Fund’s strategy. Please tailor the Fund’s ESG Investing Risk disclosure to the strategy or strategies that the Fund employs.

Response: The Trust confirms that it will tailor ESG Investing Risk to the Fund’s strategy by replacing the reference to “socially responsible norms” with the term “ESG standards” as marked in response to Comment 26.

AMG Veritas Asia Pacific Fund

28. Comment: The Fund’s principal investment strategies disclosure references equity-linked notes and participation notes. Please explain these instruments in plain English.

Response: The Trust confirms that it will revise the section of the Prospectus titled “Summary of the Funds – AMG Veritas Asia Pacific Fund – Principal Investment Strategies” as follows:

The Fund intends to gain exposure to equities issued by companies located in India through direct exposure or indirect exposure through P-Notes or similar equity linked securities. Equity linked securities are a type of derivative instrument that have a return component based on the performance of another security, and provide the Fund with an alternative to investing in the underlying security directly in situations where the Fund would have to register with a foreign exchange or foreign securities agency to be able to do so. P-Notes are a type of derivative instrument used by the Fund to access non-U.S. markets and to gain exposure to, primarily, equity securities of issuers listed on a non-U.S. exchange rather than purchasing securities directly.

29. Comment: Please explain how the Fund’s criteria is appropriate to determine if an issuer is “economically tied” to the Asia Pacific region.

Response: The Trust believes that an issuer is economically tied to the Asia Pacific region if the issuer is located in that region. The Trust notes that, under normal circumstances, the Fund invests at least 80% of its net assets, plus the amount of any borrowings for investment purposes, in securities of issuers located in the Asia Pacific region (excluding Japan). The Fund considers an issuer to be located in the Asia Pacific region (excluding Japan), and therefore economically tied to that region, if the issuer has its registered office in the Asia Pacific region or has the predominant part of its commercial activity in the Asia Pacific region or, in the case of a holding company, it predominantly holds participations in companies with registered offices in the Asia Pacific region. The Fund believes its criteria to determine if an issuer is economically tied to the Asia Pacific region is appropriate.

30. Comment: The Staff notes that the Fund’s principal investment strategies disclosure provides that the Fund intends to invest in focused equity positions with a macro overlay. Please describe what the terms “focused” (for example, a small number of issuers) and “macro overlay” mean.

Response: The Trust respectfully submits that the Fund’s principal investment strategies disclosure appropriately describes the term “focused” in that it states that “[t]he Fund currently expects to hold between 15 and 60 positions at any time.” With respect to the Fund’s macro overlay, the Trust further submits that the Fund’s principal investment strategies disclosure provides that “[t]he Subadviser’s macro analysis will focus on identifying long term themes and trends….” and provides an example of such themes. Nonetheless, in response to the Staff’s comment, the Trust confirms that it will clarify the Fund’s principal investment strategies disclosure as follows:

The Fund intends to invest in focused equity positions, identified through the bottom-up, stock picking approach of Veritas Asset Management LLP, the subadviser to the Fund (“Veritas” or the “Subadviser”), with a macro overlay, an analysis of broader macroeconomic themes. The Subadviser’s macro analysis will focus on identifying long term themes and trends and then proceed to identifying companies within those identified themes and trends that it believes have sound business models, strong management and disciplined financial controls. The Fund seeks to focus on quality companies in sectors that the Subadviser believes show long term structural growth potential with emphasis on industry leaders or emerging leaders with durable competitiveness. The macro themes are identified via a combination of in-house and external research. Asian domestic demand is an example of a theme internal to the Subadviser. In part, the Fund uses this analysis to seek to identify opportunities to invest in companies in the Asia Pacific region whose businesses are benefitting from rising consumer spending in the Asia Pacific region in consumer goods or services.

31. Comment: The Staff notes that the Fund’s risk disclosure includes China A shares. Please include, if applicable, strategy disclosure that relates to China A shares.

Response: The Trust respectfully submits that the section of the Prospectus titled “Additional Information About the Funds – AMG Veritas Asia Pacific Fund – Additional Information About the Fund’s Principal Investment Strategies” provides that “[t]he Fund intends to gain exposure to equities issued by companies located in the PRC through direct or indirect exposure. The Fund anticipates obtaining its exposure to the PRC through direct investments in equities listed on mainland China stock exchanges, such as the Shanghai and Shenzen stock exchanges, via Hong Kong through the market access program through which foreign investors can deal in select China A Shares (Stock Connect).” Nonetheless, in response to the Staff’s comment, the Trust will revise its disclosure in the section of the Prospectus titled “Summary of the Funds – AMG Veritas Asia Pacific Fund – Principal Investment Strategies” as follows:

“The Fund intends to gain exposure to equities issued by companies located in the People’s Republic of China (“PRC”) through direct investments in equities listed on mainland China stock exchanges, such as the Shanghai and Shenzen stock exchanges, via Hong Kong through the market access program through which foreign investors can deal in select China A Shares (Stock Connect) ~~direct exposure in the Shanghai and Shenzen stock exchanges~~ or indirect exposure through P-Notes or similar equity linked securities.”

32. Comment: The Staff notes that the Fund’s Geographic Focus Risk disclosure includes risks specific to India. Please include India in the Fund’s principal investment strategies disclosure as the Fund has done with China if it is a geographical focus.

Response: The Trust respectfully submits that the Fund’s strategy disclosure discusses the Fund’s investments in India. In particular, the section of the Prospectus titled “Summary of the Funds – AMG Veritas Asia Pacific Fund – Principal Investment Strategies” provides that “[t]he Fund intends to gain exposure to equities issued by companies located in India through direct exposure or indirect exposure through P-Notes or similar equity linked securities.” The Trust further notes that the section of the Prospectus titled “Additional Information About the Funds – AMG Veritas Asia Pacific Fund – Additional Information About the Fund’s Principal Investment Strategies” includes an additional paragraph regarding the Fund’s investments in India.

33. Comment: Please include the Fund actively turning over its portfolio in the Fund’s strategy disclosure.

Response: The Trust respectfully submits that the Fund is actively managed and, as disclosed in the section of the Prospectus titled “Additional Information About the Funds – Other Important Information About the Funds and Their Investment Strategies and Risks – Portfolio Turnover,” may sell any security when it believes the sale is consistent with the Fund’s investment strategies and in the Fund’s best interest to do so, which may result in active and frequent trading of portfolio securities. The Trust also notes that the stated portfolio turnover rate is for the last fiscal year, which relates to the investment strategy of the Fund’s previous subadviser. The Trust confirms that the Fund does not consider active portfolio turnover to be a part of its principal investment strategy.

Statement of Additional Information Comments

34. Comment: Please include any comments in the SAI that the Staff has made to the Trusts in other recent filings.

Response: The Trust confirms that it has applied any applicable SAI comments.

AMG Funds I

AMG Boston Common Global Impact Fund

35. Comment: The Staff notes that the term “Impact” is treated like other names connoting an ESG focus and is therefore subject to an 80% policy pursuant to Rule 35d-1 under the 1940 Act. Please include an 80% policy in the Fund’s principal investment strategies disclosure.

Response: The Trust believes that the term “Impact” as used in the Fund’s name suggests an investment strategy rather than a type of security and therefore the Fund is not required to adopt a Rule 35d-1 policy with respect to the term “Impact.” The Trust believes that this view is consistent with the adopting release for Rule 35d-1 and the “Staff’s Frequently Asked Questions about Rule 35d-1.” For example, in the “Staff’s Frequently Asked Questions about Rule 35d-1,” the Staff opined that “Rule 35d-1 would not apply to the use of the term ‘income’ where that term suggests an investment objective or strategy rather than a type of investment [emphasis added]. …Likewise, the term ‘equity income’ suggests that a fund focuses its investments in equities and has an investment objective or strategy of achieving current income.” The same is true for the Fund as it relates to the term “Impact.” The Fund invests in a diversified portfolio of global equity securities. The Subadviser evaluates financial and sustainability criteria in seeking to identify companies that provide products or services enabling solutions that positively impact society and address sustainability challenges globally, as determined by Boston Common, with reference in part to the United Nations’ Sustainable Development Goals. Accordingly, the Trust respectfully declines to adopt a Rule 35d-1 policy for the Fund with respect to the term “Impact.”

36. Comment: The Staff notes that the Fund’s portfolio turnover rate for the most recently completed fiscal year was 221% and that High Portfolio Turnover Risk is included as a principal risk of the Fund. Please include active portfolio turnover in the Fund’s principal investment strategies disclosure.

Response: The Trust respectfully submits that the Fund is actively managed and, as disclosed in the section of the Prospectus titled “Additional Information About the Funds – Other Important Information About the Funds and Their Investment Strategies and Risks – Portfolio Turnover,” may sell any security when it believes the sale is consistent with the Fund’s investment strategies and in the Fund’s best interest to do so, which may result in active and frequent trading of portfolio securities. The Trust also notes that the stated portfolio turnover rate is for the last fiscal year, which relates to the investment strategy of the Fund’s previous subadviser. The Trust confirms that the Fund does not consider active portfolio turnover to be a part of its principal investment strategy.

37. Comment: Please respond to the following comments relating to the Fund’s impact strategy: (1) please disclose if ESG factors will be applied to all investments; (2) please clarify if the Fund provides its own independent analysis of issuers (or, if the Fund uses third-party screens or data providers, the Staff notes that it may have additional comments); (3) please expand ESG Investing Risk to include, for example, that the Fund may forgo some market opportunities as compared to funds that do not use ESG criteria and that ESG considerations could be linked to long-term rather than short-term returns; (4) please confirm how the Fund will vote relevant ESG proxy issues for its companies or why the Fund believes it is not required; and (5) please disclose material factors the Subadviser is using if not already disclosed. The Staff notes that its comments apply to the Fund’s Item 4 and Item 9 disclosure.

Response:

(1) The Trust confirms that the Subadviser’s sustainability criteria is applied to each potential investment and that it will clarify the Fund’s principal investment strategies disclosure as follows:

The Subadviser integrates sustainability criteria into the stock selection process and applies its sustainability criteria to each potential investment. The Subadviser prefers firms that seek to work toward at least one of the SDGs with innovative approaches to environmental or social challenges through their products and services, as well as their policies or practices.

(2) With respect to the analysis of issuers, the Trust notes that the Subadviser primarily relies on internally generated ESG research. Third-party data may (but will not always) be used as part of the Subadviser’s ESG research process, but the Subadviser does not use third party ESG scoring or assessment to determine whether a company meets the Fund’s impact criteria. Instead, third party data may supplement the Subadviser’s considerations as it assesses whether a company meets the Fund’s impact criteria. The Trust believes that the Fund’s disclosure appropriately describes the Subadviser’s investment process.

(3) With respect to ESG Investing Risk, the Trust confirms that it will revise “ESG Investing Risk” under “Additional Information about the Funds – Summary of the Funds’ Principal Risks” as shown below.

ESG INVESTING RISK

Applying the Fund’s ESG investment criteria~~, which~~ may be viewed as providing opportunities for long-term rather than short-term returns, and may result in the selection or exclusion of securities of certain issuers for reasons other than financial performance.~~,~~ As a result, the Fund may forego opportunities to buy certain securities when it might be otherwise advantageous to do so, or sell certain securities when it might be otherwise disadvantageous to do so. ESG Investing also carries the risk that the Fund’s investment returns may underperform funds that do not utilize an ESG investment strategy. The application of this strategy may affect the Fund’s investment exposure to certain companies, sectors, regions, countries or types of investments, which could negatively impact the Fund’s performance depending on whether such investments are in or out of favor. Applying ESG criteria to investment decisions is qualitative and subjective by nature, and there is no guarantee that the criteria utilized by the Subadviser or any judgment exercised by the Subadviser will reflect the beliefs or values of any particular investor. In evaluating a company, the Subadviser is dependent upon information and data obtained through voluntary or third-party reporting that may be incomplete, inaccurate or unavailable, which could cause the Subadviser to incorrectly assess a company’s ESG practices. ~~Socially responsible norms~~ ESG standards differ by region and industry, and a company’s ESG practices or the Subadviser’s assessment of a company’s ESG practices may change over time. The Fund will vote proxies in a manner that is consistent with its ESG criteria, which may not always be consistent with maximizing short-term performance of the issuer.

(4) With respect to proxy voting, the Trust notes that the section titled “Additional Information About the Funds – Summary of the Funds’ Principal Risks – ESG Investing Risk” states that “[t]he Fund will vote proxies in a manner that is consistent with its ESG criteria, which may not always be consistent with maximizing short-term performance of the issuer.” The Trust further notes that the Fund votes proxies consistent with the Trust’s proxy voting policy, which delegates voting responsibility to the Fund’s subadviser, Boston Common, subject to the oversight of the Investment Manager and the Board of Trustees of the Trust. Boston Common’s proxy voting policies are included in Appendix B to the Fund’s SAI.

(5) Finally, the Trust confirms that the Fund’s principal investment strategies disclosure appropriately reflects the material factors the Subadviser considers in selecting potential investments for the Fund.

38. Comment: The Staff notes that the Fund’s principal investment strategies disclosure states that “[t]he Fund may invest in companies that do not yet meet the Subadviser’s sustainability criteria in all areas if they meet the Subadviser’s comprehensive ESG guidelines and contribute meaningfully to sustainability solutions, including those described by the SDGs.” Please clarify what “contribute meaningfully” means.

Response: The Trust confirms that it will clarify the Fund’s principal investment strategies disclosure as follows:

The Fund may invest in companies that do not yet meet the Subadviser’s sustainability criteria in all areas if they meet the Subadviser’s comprehensive ESG guidelines and ~~contribute meaningfully to sustainability solutions~~ if, in the judgment of the Subadviser, they have made or seek to make meaningful positive contributions to ESG issues (including those described by the SDGs) through their products and services and/or policies and practices~~, including those described by the SDGs~~.

39. Comment: The Staff notes that the section titled “Additional Information About the Funds – Performance of Subadvisers in Similar Accounts – Past Performance of Boston Common in Similar Accounts (Global Impact Strategy)” indicates that performance of the Composite has been adjusted to give effect on a monthly basis to the Fund’s Class N fees and expenses, taking into account the Fund’s contractual expense limitation. Please confirm Class N fees and expenses are higher than the fees and expenses of the Composite. If not, then adjustment is not permitted.

Response: The Trust notes that Class I shares are the sole share class of the Fund and confirms that Class I fees and expenses are higher than the fees and expenses of the accounts in the Composite. The Trust notes that it has revised the disclosure in this section to refer to the Fund’s Class I shares (rather than Class N shares).

AMG Veritas Global Real Return Fund

40. Comment: Please define “real return.”

Response: The Trust confirms that it will revise the Fund’s principal investment strategies disclosure as follows:

The Fund seeks to achieve real return, which the Fund considers to be a return on a compounded annualized basis exceeding inflation. Inflation ~~, which~~ is measured by the return of the Bloomberg Barclays US Treasury Inflation-Linked Bond Index.

41. Comment: The Staff notes that the Fund may invest in exchange-traded funds. Please include an Acquired Fund Fees and Expenses line item in the Fund’s Annual Fund Operating Expenses table, if applicable.

Response: The Trust confirms that the Fund’s Annual Fund Operating Expenses table has been prepared in accordance with the requirements of Form N-1A.

42. Comment: The Staff notes that the Fund’s principal investment strategies disclosure provides that “[b]y investing long and short, the Fund will employ leverage, principally through the use of derivative positions.” Please describe how the Fund will invest short if beyond derivative positions. Please confirm short sale expenses are included in the fee table, if applicable, and please add Short Sales Risk, if applicable.

Response: The Trust confirms that the Fund may gain short exposure through the use of futures, options or exchange-traded funds and will clarify the Fund’s principal investment strategies disclosure as follows:

The Fund intends to invest in long positions to achieve long term capital growth and overlay short positions, primarily in index futures, ~~in order~~ to seek to preserve capital….

Long positions will generally be held through direct investments. The Fund may also gain ~~exposure~~ desired exposures through investments in exchange-traded funds (“ETFs”). ~~Short positions will be held through derivative positions.~~ The Fund generally expects to take short positions in index futures ~~in order~~ to seek to preserve capital. The Fund may also hold short positions in options or ETFs.

The Trust confirms that the Fund does not currently intend to take short positions on individual securities and does not consider Short Sales Risk to be a principal risk of the Fund. The Trust further confirms that the Fund’s Annual Fund Operating Expenses table has been prepared in accordance with the requirements of Form N-1A.

43. Comment: The Staff notes that the Fund has a policy to invest, under normal circumstances, at least 35% of its net assets in investments economically tied to countries other than the U.S. The Staff’s position is that a Fund with the term “Global” in its name should have a substantial amount of investments economically tied to countries outside of the U.S. The Staff notes that this has generally been over 40% and that generally 35% is not considered substantial.

Response: The Trust notes that Rule 35d-1 under the 1940 Act does not regulate several terms commonly included in fund names, including “global” and “international,” that under previous Staff interpretations of Section 35(d) of the 1940 Act had entailed certain investment requirements. In the adopting release for Rule 35d-1, the SEC affirmatively chose not to impose an investment percentage threshold in non-U.S. securities or a minimum number of countries in which a fund must invest for funds with such terms in their names, and the adopting release indicates that such terms do not give rise to an 80% investment requirement. Instead, the adopting release asserts that these terms connote diversification among investments in a number of different countries throughout the world and states that the SEC expects companies using such names will invest accordingly. In addition, the adopting release invokes the Staff’s long-standing position that, as a general matter, an investment company may use any reasonable definition of the terms used in its name. We note that in June 2012, the Staff provided additional informal guidance to the Investment Company Institute indicating that one possible approach to satisfying the requirements of Section 35(d) for a fund with “global” or “international” in its name would be to “expressly describe how the fund will invest its assets in investments that are tied economically to a number of countries throughout the world.”1

The Trust respectfully submits that the Fund intends to invest in a portfolio of investments that is tied economically to a number of countries throughout the world in accordance with the Fund’s principal investment strategies disclosure (at least three countries other than the U.S. in addition to its 35% test) and believes that the Fund’s current disclosure is reasonable and adequate in this regard.

44. Comment: The Staff notes that the Fund’s principal investment strategies disclosure provides that “[s]hort positions will be held through derivative positions.” Please include more detail on short positions being held through derivatives.

Response: The Trust confirms that it will clarify the Fund’s principal investment strategies as reflected in response to Comment 42 above.

45. Comment: The Staff notes that the Fund’s principal investment strategies disclosure provides that “[t]he Fund generally expects to take short positions in index futures in order to

[1]	Investment Company Institute Memorandum 26215, SEC Staff Comments on Fund Names (Rule 35d-1) (Jun. 4, 2012) (quoting the Staff).

preserve capital. It is anticipated that the Fund may hold up to 100% of its net asset value in long positions and up to 75% of its net asset value in short positions.” Please explain this in plain English and clarify the disclosure or provide an example.

Response: The Trust confirms that it will clarify the Fund’s principal investment strategies disclosure as follows:

The Fund generally expects to take short positions in index futures in order to preserve capital. It is anticipated that the Fund’s net market exposure can range from 25% to 100%, meaning that the Fund may hold up to 100% of its net asset value in long positions and up to 75% of its net asset value in short positions.

46. Comment: The Staff notes that the Fund’s portfolio turnover rate for the most recently completed fiscal year was 215% and that High Portfolio Turnover Risk is included as a principal risk of the Fund. Please include active portfolio turnover in the Fund’s principal investment strategies disclosure.

Response: The Trust respectfully submits that the Fund is actively managed and, as disclosed in the section of the Prospectus titled “Additional Information About the Funds – Other Important Information About the Funds and Their Investment Strategies and Risks – Portfolio Turnover,” may sell any security when it believes the sale is consistent with the Fund’s investment strategies and in the Fund’s best interest to do so, which may result in active and frequent trading of portfolio securities. The Trust also notes that the stated portfolio turnover rate is for the last fiscal year, which relates to the investment strategy of the Fund’s previous subadviser. The Trust confirms that the Fund does not consider active portfolio turnover to be a part of its principal investment strategy.

47. Comment: The Staff notes that the section titled “Additional Information About the Funds – Performance of Subadvisers in Similar Accounts – Past Performance of Veritas in Similar Accounts (Global Long/Short GBP Hedged Composite)” indicates that performance of the Composite has been adjusted to give effect on a monthly basis to the maximum management fee for a pooled fund in the Composite, 1.5% per annum. Please clarify that Composite performance has been adjusted for all fees and expenses, not just management fees of the Composite.

Response: The Trust notes that by giving effect to the maximum management fee for a pooled fund in the Composite, the Fund has adjusted Composite performance based on fees that are higher than both (i) the Composite’s actual fees and (ii) the Fund’s Class I fees. The Trust submits that, accordingly, the performance figures shown in the Prospectus are lower than those that would have resulted if no adjustment had been made or if Composite performance had been adjusted to reflect the Fund’s Class I fees. The Trust believes that the Composite performance information is not presented in a misleading manner and does not obscure or impede understanding of information that is required to be included in the prospectus, consistent with Staff guidance.2

[2]

See Nicholas-Applegate Mutual Funds, SEC No-Action Letter (pub. avail. Aug. 6, 1996). In addition, the Staff has said it would not recommend enforcement action to the Commission where an investment adviser advertises the composite performance of accounts by deducting a “model fee” when the performance figures are no higher than

AMG River Road Large Cap Value Select Fund

48. Comment: The Staff notes that the Fund may invest in exchange-traded funds. Please include an Acquired Fund Fees and Expenses line item in the Fund’s Annual Fund Operating Expenses table, if applicable.

Response: The Trust confirms that the Fund’s Annual Fund Operating Expenses table has been prepared in accordance with the requirements of Form N-1A.

49. Comment: The Staff notes that the Fund’s portfolio turnover rate for the most recently completed fiscal year was 750% and that High Portfolio Turnover Risk is included as a principal risk of the Fund. Please include active portfolio turnover in the Fund’s principal investment strategies disclosure.

Response: The Trust respectfully submits that the Fund is actively managed and, as disclosed in the section of the Prospectus titled “Additional Information About the Funds – Other Important Information About the Funds and Their Investment Strategies and Risks – Portfolio Turnover,” may sell any security when it believes the sale is consistent with the Fund’s investment strategies and in the Fund’s best interest to do so, which may result in active and frequent trading of portfolio securities. The Trust also notes that the stated portfolio turnover rate is for the last fiscal year, which relates to the investment strategy of the Fund’s previous subadviser. The Trust confirms that the Fund does not consider active portfolio turnover to be a part of its principal investment strategy.

50. Comment: The Staff notes that Fund discloses Sector Risk as a principal risk. Please disclose any applicable sectors, if known, in the Fund’s principal risk and principal investment strategies disclosure.

Response: The Trust notes that the Fund’s Sector Risk disclosure indicates that stocks in the communication services and financial sectors may comprise a significant portion of the Fund’s portfolio and discloses the risks associated with such sectors. The Trust further notes that the Fund may invest in stocks in any market industry or sector. The Fund does not have a strategy to focus its investments in any particular industry or sector, but may have a significant amount of its assets invested in stocks in a single or small number of industries or sectors. The Fund’s industry and sector distribution may change over time because it is actively managed. For this reason, the Trust does not believe that any specific industry or sector should be discussed in the Fund’s principal investment strategies disclosure.

AMG Veritas China Fund

51. Comment: The Staff notes the inclusion of Stock Connect Risk. Please consider disclosing a separate risk for investing in China A-Shares, if applicable.

those that would have resulted if actual fees had been deducted. See J.P. Morgan Investment Management, Inc., SEC No-Action Letter (pub. avail. May 7, 1996).

Response: The Trust notes that in addition to Stock Connect Risk, the Fund includes Geographic Focus Risk – Greater China and PRC Tax Risk as principal risks. The Trust respectfully submits that these risks taken together sufficiently disclose the risks of investing in China through China A-Shares.

AMG Veritas Global Focus Fund

52. Comment: The Staff notes that the Fund has a policy to invest, under normal circumstances, at least 35% of its net assets in investments economically tied to countries other than the U.S. The Staff’s position is that a Fund with the term “Global” in its name should have a substantial amount of investments economically tied to countries outside of the U.S. The Staff notes that this has generally been over 40% and that generally 35% is not considered substantial.

Response: The Trust notes that Rule 35d-1 under the 1940 Act does not regulate several terms commonly included in fund names, including “global” and “international,” that under previous Staff interpretations of Section 35(d) of the 1940 Act had entailed certain investment requirements. In the adopting release for Rule 35d-1, the SEC affirmatively chose not to impose an investment percentage threshold in non-U.S. securities or a minimum number of countries in which a fund must invest for funds with such terms in their names, and the adopting release indicates that such terms do not give rise to an 80% investment requirement. Instead, the adopting release asserts that these terms connote diversification among investments in a number of different countries throughout the world and states that the SEC expects companies using such names will invest accordingly. In addition, the adopting release invokes the Staff’s long-standing position that, as a general matter, an investment company may use any reasonable definition of the terms used in its name. We note that in June 2012, the Staff provided additional informal guidance to the Investment Company Institute indicating that one possible approach to satisfying the requirements of Section 35(d) for a fund with “global” or “international” in its name would be to “expressly describe how the fund will invest its assets in investments that are tied economically to a number of countries throughout the world.”3

The Trust respectfully submits that the Fund intends to invest in a portfolio of investments that is tied economically to a number of countries throughout the world in accordance with the Fund’s principal investment strategies disclosure (at least three countries other than the U.S. in addition to its 35% test) and believes that the Fund’s current disclosure is reasonable and adequate in this regard.

Statement of Additional Information Comments

53. Comment: Please apply any comments in the SAI that the Staff has made to the Trusts in other recent filings, as applicable.

Response: The Trust confirms that it has applied any applicable comments.

[3]	Investment Company Institute Memorandum 26215, SEC Staff Comments on Fund Names (Rule 35d-1) (Jun. 4, 2012) (quoting the Staff).

Please direct any questions you may have with respect to this filing to me at (617) 235-4975.

Very truly yours,

/s/ Renee E. Laws

Renee E. Laws

cc:	Mark Duggan, Esq.

Maureen A. Meredith, Esq.

Gregory C. Davis, Esq.

Adam M. Schlichtmann, Esq.